Exhibit (a)(1)(B)

Suite 3000 john Hancock Center
875 North Michigan Avenue
Chicago, [[606]]

phone 312-255-5000
fax 312-255-6000
www.diamondconsultants.com
Dear                                         :
     Diamond Management & Technology Consultants, Inc. (“Diamond” or the “Company”) is offering to all Eligible Persons, who are identified below, the opportunity to exchange (i) Eligible Options (as defined below) and (ii) Eligible SARs (as defined below) for their choice of either cash or the equivalent value of shares of Diamond common stock, on the terms set forth in the enclosed documents.
     This offer relates only to (i) “Eligible Options,” which are currently outstanding and vested nonqualified stock options to purchase shares of Diamond common stock that were granted by Diamond to its employees pursuant to the Amended and Restated 1998 Equity Incentive Plan and the 2000 Stock Option Plan (the “Share-Based Plans”) and (ii) “Eligible SARs,” which are currently outstanding and vested stock appreciation rights that were granted by Diamond to its employees pursuant to the Share-Based Plans. Eligible Options and Eligible SARs do not include French qualified options.
     The primary purpose of this offer is to facilitate the transition of employees following the Company’s sale of certain of its non-U.S. subsidiaries (the “Transaction”) to Mercer Management Consulting, Inc. or its affiliates (“Mercer”) by eliminating or reducing the number of Eligible Persons who hold Eligible Options and/or Eligible SARs. Another purpose of this offer is to compensate the Eligible Persons for their hard work and dedication to the business of the Company.
     Only individuals owning Eligible Options or SARs who have been non-U.S. employees of the non-U.S. Diamond subsidiaries that have been sold to Mercer or transferred from Diamond’s U.K. subsidiary and became Mercer employees on August 1, 2006 may participate in this offer. We refer to our former employees who meet these eligibility requirements as “Eligible Persons.” Holders of Eligible Options and/or Eligible SARs who are not Eligible Persons may not participate in this offer.
     The enclosed Election to Exchange Form includes a table identifying the Eligible Options and Eligible SARs that you currently have that are eligible for this exchange.
     The amount of cash or the equivalent value of common shares you will receive will be calculated as follows:
•	the fair value of each Eligible Option and Eligible SAR will be calculated using the Black-Scholes methodology based on the average of the closing price of Diamond common stock for the 10 trading days prior to the expiration of the Exchange Offer.

•	an amount of either cash or equivalent value of Diamond common stock with a value (determined on the based of the same average closing price) equal to the fair value so determined will be exchanged for the Eligible Options and Eligible SARs
     This offer is being made under the terms and subject to the conditions of the attached Exchange Offer and Election to Exchange Form. These documents contain detailed information about the program and a detailed set of questions and answers. Please read the materials carefully because they contain important information about how you may participate or not participate in the program. Even if you choose not to participate, we request that you return your Exchange Form so indicating your decision.
     The Exchange Offer is a voluntary program. We make no recommendation as to whether you should elect to exchange or to not exchange your Eligible Options and/or Eligible SARs. Each person must make his or her own decision. If you have any questions about the program, please call Karen McLaughlin at (312) 255-5071 or e-mail her at Karen.mclaughlin@diamondconsultants.com, or call Lorna E. Liposky at (312) 268-3081 or e-mail her at lorna.liposky@diamondconsultants.com.

Sincerely,

/s/ Adam J. Gutstein

Adam J. Gutstein
Chief Executive Officer

Offer to Exchange Eligible Options and/or Eligible SARs for Cash or Common Stock
Procedures:
Eligible Persons
•	Read through the attached documents so you may make a decision on whether or not you will tender your Eligible Options and/or Eligible SARs.
Eligible Persons NOT Tendering Any Eligible Options or Eligible SARs
•	We ask that you indicate on the Election to Exchange Form your decision not to tender any Eligible Options or Eligible SARs if you so decide. However, if you do not respond, you will be treated as NOT tendering any Eligible Options or Eligible SARs.
Eligible Persons Choosing to Tender or Not to Tender Eligible Options and/or SARs
1.	After reading all the enclosed documents, indicate on the Election to Exchange Form your election to tender or not to tender.

2.	Sign, date and provide your mailing address and e-mail address on the Election to Exchange Form.

3.	Fax your completed Election Form to Karen McLaughlin at (312) 255-4790. You may also scan your completed Election to Exchange Form into a .pdf file and e-mail it to equity.programs@diamondconsultants.com. Alternatively, you may mail the Election to Exchange Form to us at 875 North Michigan Avenue, Suite 3000, Chicago, Illinois 60611, attention Karen McLaughlin.

5.	All Forms must be RECEIVED by us no later than 5:00 P.M., central time, on August 31, 2006.

6.	An e-mail acknowledging receipt of your Election to Exchange Form will be sent to you within two business days of receipt by us.

7.	If you do not receive an acknowledgment of receipt via e-mail, contact Karen McLaughlin at (312) 255-5071 or e-mail her at Karen.mclaughlin@diamondconsultants.com, or call Lorna E. Liposky at (312) 268-3081 or e-mail her at lorna.liposky@diamondconsultants.com.

8.	Any changes you would like to make to your Election to Exchange Form must be received by us prior to the established deadline.

9.	Any questions you have regarding the right to exchange can be directed to Karen McLaughlin at (312) 255-5071 or e-mail her at Karen.mclaughlin@diamondconsultants.com, or call Lorna E. Liposky at (312) 268-3081 or e-mail her at lorna.liposky@diamondconsultants.com.